UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-7134
Mercury Air Group, Inc.

(Exact name of registrant as specified in its charter)
5456 McConnell Avenue, Los Angeles, California 90066

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $.01 per share

(Title of each of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)(i)	☐
Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 33 .

     Pursuant to the requirements of the Securities Exchange Act of 1934, Mercury Air Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 19, 2005	By:	/s/ Wayne J. Lovett

Executive Vice President, Secretary and General Counsel
     Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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